OG Video Description

The video begins with a brief introduction to Oak and Grist highlighting the founders story and products produced. It then describes the production process and the source of our raw materials. The owner describes why Oak and Grist does what it does and industry trends surrounding sourcing of spirits, better define our grain to glass approach. Employee highlights her perspective of Oak and Grist, touches on the distillery's grain-to-glass approach and its community minded approach to each spirit, and how we are able to connect with our consumers.